Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 18, 2026, the Company entered into a binding Scheme Implementation Deed (SID) under which the Company will acquire all of the issued shares and listed options of European Lithium Ltd. (“European Lithium” or “EUR”) by way of two interdependent schemes of arrangement under Australian law (the “EUR Transaction”). Completion of the EUR Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium which is scheduled to occur on October 22, 2026. The EUR Transaction is expected to be completed in November 2026.

On July 3, 2026, the Company entered into a deed to amend the SID with the principal changes being:

●	EUR Shareholders and EUR Optionholders holding 50,000 or fewer EUR Shares or EUR Options (as applicable) on the record date will be given the option to participate in a sale facility whereby the CRML shares they would otherwise be entitled to under the Schemes will be sold on market by a sale agent and the EUR Shareholder or EUR Optionholder (as applicable) will instead receive the net sale proceeds of such sale;

●	the CRML shares issued as Scheme consideration will be issued directly to EUR Shareholders and EUR Optionholders, rather than utilising a CHESS Depository Interest (CDI) structure as had been initially contemplated (and expressly reserved for further determination) under the terms of the May SID.

On August 19, 2026, the Company entered into a second deed to amend the SID with the principal changes being the introduction of a floating Share Scheme Transaction Ratio, subject to a cap and collar, replacing the previous fixed ratio of 0.035 New CRML Shares for each EUR Share whereby:

●	the Share Scheme Transaction Ratio will be determined by reference to the Scheme VWAP, being the average daily VWAP of CRML Shares on NASDAQ over the 20 consecutive NASDAQ Trading Days ending on the second NASDAQ Trading Day before the Share Scheme Meeting;

●	where the Scheme VWAP is at or below the Floor Price (US$8.00), the Maximum Share Scheme Transaction Ratio of 0.045 will apply;

●	where the Scheme VWAP is at or above the Ceiling Price of US$16.00, the Minimum Share Scheme Transaction Ratio of 0.025 will apply; and

●	where the Scheme VWAP is between US$8.00 and US$16.00, the Share Scheme Transaction Ratio will be calculated in accordance with the formula set out in the amended SID, with the ratio adjusting on a linear basis between 0.045 and 0.025.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 combines the audited historical consolidated balance sheet of CRML as of June 30, 2026 with the audited historical consolidated balance sheet of European Lithium as of June 30, 2026, giving effect to the EUR Transaction as if it had been consummated as of that date.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended June 30, 2026 combines the audited historical consolidated statement of operations of CRML for the fiscal year ended June 30, 2026, and the audited historical consolidated financial statements of EUR for the fiscal year ended June 30, 2026, giving effect to the EUR Transactions as if it had been consummated as of July 1, 2025, the first day of the earliest period presented.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing and acquisition transactions consummated or intended after June 30, 2026 which consist of the EUR Transaction. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company.

The historical financial consolidated statements of CRML, and EUR have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The condensed combined pro forma financial information is prepared on an IFRS basis and is presented in US Dollars (“USD”), the reporting currency used by the Company.

The historical financial statements of EUR were originally reported using Australian Dollars (“AUD”) and have been translated into USD to conform to the reporting currency of CRML.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The actual financial results may have differed had the companies been combined during the periods presented. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies been combined or of the future results that the combined company will experience.

In connection with the EUR Transaction, the acquisition of EUR is an asset acquisition accounted for under IFRS 2 and as a result the 7.5% interest in Tanbreez held by EUR will eliminate the non-controlling interest held by CRML in Tanbreez as an equity transaction under IFRS 10.23 and accounted for as a consolidation in accordance with IFRS 10. In accordance with IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The subsequent increase in CRML’s ownership interest via the EUR Transaction is reflected as an equity transaction; no gain or loss is recognized in the statement of operations, and the carrying amounts of the controlling interest and the non-controlling interest (“NCI”) are adjusted, reducing the NCI to zero to reflect CRML’s 100% ultimate ownership of Tanbreez.

This information should be read together with the following:

●	the historical audited consolidated financial statements of CRML as of June 30, 2026 and 2025 and for the fiscal year ended June 30, 2026, 2025 and 2024;

●	the historical audited consolidated financial statements of EUR as of and for the fiscal year ended June 30, 2026 and 2025.

Anticipated Accounting Treatment

EUR Transaction

In connection with the EUR Transaction, the acquisition of EUR will be accounted for as a consolidation, in accordance with IFRS10. CRML will acquire 100% of EUR and, as a result the remaining 7.5% interest in Tanbreez held by EUR, will bring CRML’s total ownership of Tanbreez to 100%. In accordance with IFRS 10.23, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for strictly as equity transactions (i.e., transactions with owners in their capacity as owners).

Consequently, the acquisition of the remaining 7.5% interest via the EUR Transaction will not result in the recognition of a gain or loss in the statement of operations. Instead, the transaction will adjust the carrying amounts of the controlling interest and reduce the NCI balance to zero, reflecting CRML’s ultimate 100% ownership of Tanbreez.

Accounting Acquirer Determination for EUR Transaction

CRML was determined to be the accounting acquirer in the EUR Transaction under IFRS 10 and IFRS 3. While the application of IFRS 3 involves a higher level of judgement, an evaluation of the relative facts and circumstances favored CRML as the acquirer, specifically:

●	existing CRML shareholders are expected to hold a majority of the ordinary shares of the combined company following the EUR Transaction. Under the minimum consideration scenario CRML is anticipated to hold approximately 67% and EUR 33% and under the maximum consideration scenario CRML is anticipated to hold approximately 53% and EUR 47%;

●	the board of directors of CRML following the EUR Transaction is expected to remain identical to the board of directors of CRML prior to the EUR Transactions; and

●	the senior management of CRML following the EUR Transaction is expected to remain identical to the senior management CRML prior to the EUR Transactions.

Accordingly, EUR is treated as the accounting acquiree.

Asset Acquisition Classification of Stage 2 Acquisition and EUR transaction

In accordance with IFRS 3, the EUR Transaction are accounted for as an asset acquisition rather than a business combination, because EUR lack the substantive inputs and processes required to meet the definition of a business:

●	Input –EUR inputs are primarily cash on hand, investment in Tanbreez and investment in CRML.

●	Process –EUR has no significant process in place.

●	Output –EUR’s primary output is linked to its interest in Tanbreez and its CRML investment.

Because the EUR transaction does not constitute a business combination and the purchase consideration is settled via the issuance of equity instruments, the transaction falls within the scope of IFRS 2 (Share-based Payment) as an equity-settled asset acquisition.

2

Measurement Basis and Asset/Equity Recognition

In accordance with IFRS 2, the transaction is measured based on the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. CRML recognizes these identifiable items at their acquisition-date fair values, including property, plant, and equipment (PP&E), cash and cash equivalents, and other investments. Equity instruments issued by the Company are recognized as an increase in equity, measured by reference to the fair value of the net assets acquired. Because IFRS 3 does not apply, no goodwill is recognized, total consideration is entirely allocated to the identifiable assets and liabilities based on their relative fair values, and transaction costs are capitalized as part of the initial asset cost basis.

EUR Transaction

Reciprocal Shareholding and Treasury Share Reclassification (IAS 32)

Prior to the closing of the EUR Transaction, EUR will hold a historical investment in CRML. While this investment is initially recognized at fair value as part of the assets acquired via the transaction, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML shares to be acquired from EUR will be immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

Replacement Share-Based Payment Awards

As part of the EUR Transaction, the Company will replace existing share-based payment arrangements held by key management personnel (KMPs) of EUR with new equity-settled awards over the shares of CRML.

While the transaction is an asset acquisition outside the scope of IFRS 3, the allocation and modification principles of IFRS 2 are applied to evaluate these replacement awards. The grant-date fair value of the replacement awards is allocated between historical acquisition consideration and post-acquisition employee compensation based on the proportion of the vesting period completed at the acquisition date:

●	Pre-Acquisition Service Portion: The portion of the fair value attributable to service periods completed prior to the acquisition is capitalized and included in the cost basis of the assets acquired.

●	Post-Acquisition Service Portion: The portion attributable to remaining vesting periods is recognized as employee compensation expense over the prospective post-acquisition service period.

The replacement of these awards constitutes a modification under IFRS 2. The Company measures the fair value of the original awards immediately before the replacement and compares it to the fair value of the new awards at the grant date. Any incremental fair value granted is recognized as additional employee compensation expense over the remaining vesting period. The Company recognizes, at minimum, the grant-date fair value of the original awards, provided the original vesting conditions are met.

3

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2026

	CRML (Historical)	EUR (Historical)	Combined before adjustments	EUR Transaction Accounting Adjustments-Min		Pro Forma Combined	EUR Transaction Accounting Adjustments-Max		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$102,476,578	$204,162,127	$306,638,705	$-		$306,638,705	$-		$306,638,705

Trade and other receivables	1,206,085	1,284,358	2,490,443	-		2,490,443	-		2,490,443
Prepaid expenses	938,440	43,690	982,130	-		982,130	-		982,130
Indemnification asset	-	1,181,164	1,181,164	-		1,181,164	-		1,181,164
Short term loans receivable	-	6,621,899	6,621,899	(5,667,442)	D	954,457	(5,667,442)	D	954,457
Derivative asset	-	4,583,779	4,583,779	-		4,583,779	-		4,583,779
Total current assets	104,621,103	217,877,017	322,498,120	(5,667,442)		316,830,678	(5,667,442)		316,830,678
Non-current assets
Restricted cash and other deposits	15,359,960	39,237	15,399,197	-		15,399,197	-		15,399,197
Property and plant and equipment, net	16,755,765	1,019	16,756,784	-		16,756,784	-		16,756,784
Inventory, net	15,800,000	-	15,800,000	-		15,800,000	-		15,800,000
Deferred exploration and evaluation expenditure	343,957,052	-	343,957,052	-		343,957,052	-		343,957,052
Investment in joint venture	7,423,067	-	7,423,067	-		7,423,067	-		7,423,067
Listed and unlisted investments	-	21,782,165	21,782,165	-		21,782,165	-		21,782,165
Investment in associate	-	31,328,480	31,328,480	-		31,328,480	-		31,328,480
Investment in associate -Tanbreez	-	7,177,119	7,177,119	16,892,021	A	-	16,892,021	A	-
				(24,069,140)	C		(24,069,140)	C
Investment in associate -CRML	-	466,444,026	466,444,026	262,137,382	A	-	(102,153,322)	A	-
				(728,581,408)	B		(364,290,704)	B
Right of use asset	11,502	-	11,502	-		11,502	-		11,502
Long term loans receivable	-	803,432	803,432	(803,432)	D	-	(803,432)	D	-
Total non-current assets	399,307,346	527,575,478	926,882,824	(474,424,577)		452,458,247	(474,424,577)		452,458,247
Total assets	$503,928,449	$745,452,495	$1,249,380,944	$(480,092,019)		$769,288,925	$(480,092,019)		$769,288,925

LIABILITIES
Current liabilities
Trade and other payables	$19,210,789	2,136,546	21,347,335	-		21,347,335	-		21,347,335
Provisions	106,392	-	106,392	-		106,392	-		106,392
Lease liability	6,244	1,315	7,559	-		7,559	-		7,559
Funding from related party	5,671,129	-	5,671,129	(5,671,129)	D	-	(5,671,129)	D	-
Warrants liability	95,067,012	-	95,067,012	-		95,067,012	-		95,067,012

Total current liabilities	120,061,566	2,137,861	122,199,427	(5,671,129)		116,528,298	(5,671,129)		116,528,298
Non-current liabilities
Funding from related party	803,955	-	803,955	(803,955)	D	-	(803,955)	D	-
Offtake prepayment	15,000,000	-	15,000,000	-		15,000,000	-		15,000,000
Lease liability	7,614	460	8,074	-		8,074	-		8,074
Deferred tax liability	-	1,261,437	1,261,437	-		1,261,437	-		1,261,437
Total non-current liabilities	15,811,569	1,261,897	17,073,466	(803,955)		16,269,511	(803,955)		16,269,511
Total liabilities	135,873,135	3,399,758	139,272,893	(6,475,084)		132,797,809	(6,475,084)		132,797,809

Net Assets	368,055,314	742,052,737	1,110,108,051	(473,616,935)		636,491,116	(473,616,935)		636,491,116

EQUITY
Share capital	629,774,711	66,474,147	696,248,858	954,607,993	A	1,650,856,851	635,836,974	A	1,332,085,832
Share premium	-	-	-	-		-	-		-
Unissued Capital	45,734,183	-	45,734,183	-		45,734,183	-		45,734,183
Treasury shares	-	-	-	(728,581,408)	B	(728,581,408)	(364,290,704)	B	(364,290,704)
Reserves	97,532,461	(7,039,938)	90,492,523	7,039,938	A	97,536,671	7,039,938	A	97,536,671
				4,210	D		4,210	D
Accumulated deficit	(429,055,181)	682,618,529	253,563,348	(682,618,529)	A	(429,055,181)	(728,138,214)	A	(474,574,866)
Non controlling interest	24,069,140	(1)	24,069,139	1	A	-	1	A	-
				(24,069,140)	C		(24,069,140)	C

Total equity	$368,055,314	$742,052,737	$1,110,108,051	$(473,616,935)		$636,491,116	$(473,616,935)		$636,491,116

4

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 2026

	CRML (Historical)	EUR (Historical)	Tanbreez (July 1, 2025 through April 29, 2026)	Combined before adjustments	EUR Transaction Accounting Adjustments -Min		Pro Forma Combined	EUR Transaction Accounting Adjustments -Max		Pro Forma Combined

Other income	$1,888,145	5,365,024	4,982	7,258,151	-		7,258,151	-		7,258,151
Fair value gain	-	4,508,212		4,508,212	-		4,508,212	-		4,508,212
Foreign exchange	190,100	(10,767,675)	(2,143,745)	(12,721,320)	-		(12,721,320)	-		(12,721,320)
Salaries and wages	(42,169)	(392,789)	(10,874)	(445,832)	-		(445,832)	-		(445,832)
Consultants and professional services expenses	(10,618,428)	(5,258,476)	(120,576)	(15,997,480)	-		(15,997,480)	-		(15,997,480)
Travel and entertainment	(324,815)	(188,597)	(23,038)	(536,450)	-		(536,450)	-		(536,450)
Directors’ fees	(1,070,833)	-	-	(1,070,833)	-		(1,070,833)	-		(1,070,833)
Merger expenses	(2,535,670)	(829,954)	-	(3,365,624)	-		(3,365,624)	-		(3,365,624)
Listing expense	(15,500,000)	-	-	(15,500,000)	-		(15,500,000)	-		(15,500,000)
Compliance and regulatory fees	(1,792,127)	(576,525)	(236,327)	(2,604,979)	-		(2,604,979)	-		(2,604,979)
Administration expenses	(380,269)	(945,090)	(4,480)	(1,329,839)	-		(1,329,839)	-		(1,329,839)
Promotion, IR and PR expenses	(1,468,606)	(174,629)	-	(1,643,235)	-		(1,643,235)	-		(1,643,235)
Occupancy	-	(1,460)	-	(1,460)	-		(1,460)	-		(1,460)
Insurance	(1,653,497)	(122,932)	-	(1,776,429)	-		(1,776,429)	-		(1,776,429)
Finance costs	(14,986,995)	(3,030,020)	(30,383)	(18,047,398)	-		(18,047,398)	-		(18,047,398)
Depreciation expense	(19,443)	(1,498)	(12,378)	(33,319)	-		(33,319)	-		(33,319)
Share of net losses of JV accounted for using the equity method	(1,054,949)	(87,638,533)	-	(88,693,482)	87,638,533	BB	-	87,638,533	BB	-
					1,054,949	EE		1,054,949	EE
Share of net losses of associate	(70,682)	-	-	(70,682)	-		(70,682)	-		(70,682)
Depreciation expense – leased assets	(10,953)	(17,634)	-	(28,587)	-		(28,587)	-		(28,587)
Impairment of investments in associate	(279,386)	(110,521,982)	-	(110,801,368)	110,521,982	BB	(279,386)	110,521,982	BB	(279,386)
Exploration expenditure expensed	(272,807)	(124,702)	-	(397,509)	-		(397,509)	-		(397,509)
Loss on fair value of warrants	(120,872,053)	-	-	(120,872,053)	-		(120,872,053)	-		(120,872,053)
Gain on Derecognition of Warrants	10,918,539	-	-	10,918,539	-		10,918,539	-		10,918,539
Gain (Loss) on Extinguishment of Liability	(2,170,000)	(69,924)	-	(2,239,924)	-		(2,239,924)	-		(2,239,924)
Net loss on disposals and deemed disposal of shares	-	(13,795,642)	-	(13,795,642)	13,795,642	BB	-	13,795,642	BB	-
Gain on Deconsolidation of CRML	-	864,396,188	-	864,396,188	(864,396,188)	BB	-	(864,396,188)	BB	-
Gain on Deconsolidation – Recycling of FX Translation Reserve	-	1,749,399	-	1,749,399	(1,749,399)	BB	-	(1,749,399)	BB	-
CRML Expenses (pre-deconsolidation)	-	(10,641,602)	-	(10,641,602)	10,641,602	BB	-	10,641,602	BB	-
Exploration Expenditure Impairment	-	(561,688)	-	(561,688)	-		(561,688)	-		(561,688)
Share based payments to directors and management	(65,994,203)	(7,190,330)	-	(73,184,533)	(35,664,210)	CC	(101,658,413)	(42,270,249)	CC	(108,264,452)
					7,190,330	CC		7,190,330	CC
Gain on fair value of financial assets through profit or loss		8,190,534	-	8,190,534	-		8,190,534	-		8,190,534
Day 1 loss on acquisition	-	-	-	-	-		-	(45,519,685)	DD	(45,519,685)
Impairment	-	473,227	-	473,227	-		473,227	-		473,227
Other expenses	(122,668)	62,937	(24,615)	(84,346)	-		(84,346)	-		(84,346)
Profit/(loss) before income tax	(228,243,769)	631,893,839	(2,601,434)	401,048,636	(670,966,759)		(267,316,689)	(723,092,483)		(322,043,847)
Income tax expense	-	(1,240,641)		(1,240,641)			(1,240,641)			(1,240,641)
Profit/(loss) after tax	(228,243,769)	630,653,198	(2,601,434)	399,807,995	(670,966,759)		(268,557,330)	(723,092,483)		(323,284,488)

Net income (loss) attributed to non-controlling interest	(44,259)	(4,378,424)		(4,422,683)	4,422,683.00	AA	-	4,422,683	AA	-
Net income (loss) attributed to CRML	$(228,199,510)	635,031,622	(2,601,434)	404,230,678	(675,389,442)		(268,557,330)	(727,515,166)		(323,284,488)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(9,082,726)	(36,150,801)		(45,233,527)	-		(45,233,527)	-		(45,233,527)
Other comprehensive (loss)/profit for the period, net of income tax	(9,082,726)	(36,150,801)	-	(45,233,527)	-		(45,233,527)	-		(45,233,527)

Total comprehensive (loss)/profit for the period	$(237,326,495)	594,502,397	(2,601,434)	354,574,468	(670,966,759)		(313,790,857)	(723,092,483)		(368,518,015)

Pro forma weighted average number of shares outstanding - basic and diluted							127,218,426			167,362,052
Pro forma earnings per share - basic and diluted							$(2.11)			$(1.93)
5

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Business Combination

On May 18, 2026, the Company entered into a binding Scheme Implementation Deed (“SID”) under which the Company will acquire all of the issued shares and listed options of European Lithium Ltd. (“European Lithium” or “EUR”) by way of two interdependent schemes of arrangement under Australian law (the “EUR Transaction”). Completion of the EUR Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium which is scheduled to occur on October 22, 2026. The EUR Transaction is expected to be completed in November 2026.

On July 3, 2026, the Company entered into a deed to amend the SID with the principal changes being:

●	EUR Shareholders and EUR Optionholders holding 50,000 or fewer EUR Shares or EUR Options (as applicable) on the record date will be given the option to participate in a sale facility whereby the CRML shares they would otherwise be entitled to under the Schemes will be sold on market by a sale agent and the EUR Shareholder or EUR Optionholder (as applicable) will instead receive the net sale proceeds of such sale;

●	the CRML shares issued as Scheme consideration will be issued directly to EUR Shareholders and EUR Optionholders, rather than utilising a CHESS Depository Interest (CDI) structure as had been initially contemplated (and expressly reserved for further determination) under the terms of the May SID.

On August 19, 2026, the Company entered into a second deed to amend the SID with the principal changes being the introduction of a floating Share Scheme Transaction Ratio, subject to a cap and collar, replacing the previous fixed ratio of 0.035 New CRML Shares for each EUR Share whereby:

●	the Share Scheme Transaction Ratio will be determined by reference to the Scheme VWAP, being the average daily VWAP of CRML Shares on NASDAQ over the 20 consecutive NASDAQ Trading Days ending on the second NASDAQ Trading Day before the Share Scheme Meeting;

●	where the Scheme VWAP is at or below the Floor Price (US$8.00), the Maximum Share Scheme Transaction Ratio of 0.045 will apply;

●	where the Scheme VWAP is at or above the Ceiling Price of US$16.00, the Minimum Share Scheme Transaction Ratio of 0.025 will apply; and

●	where the Scheme VWAP is between US$8.00 and US$16.00, the Share Scheme Transaction Ratio will be calculated in accordance with the formula set out in the amended SID, with the ratio adjusting on a linear basis between 0.045 and 0.025.

In connection with the EUR Transaction, CRML intends to acquire 100% of EUR. As a result of the acquisition of EUR Transaction, CRML will acquire the remaining 7.5% minority interest held in Tanbreez a consolidated subsidiary of CRML, resulting in CRML holding a 100% ultimate ownership interest in Tanbreez and EUR.

Corporate Governance & Management

In connection with the asset acquisition in the EUR Transaction, the Company will replace existing share-based payment arrangements held by key management personnel (KMPs) of EUR with new equity-settled awards over the shares of CRML.

Note 2 — Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of June 30, 2026, gives pro forma effect to the EUR Transaction as if they had been consummated on June 30, 2026. The unaudited pro forma condensed combined statements of operations for the fiscal year ended June 30, 2026, give pro forma effect to the transactions as if they had been consummated on July 1, 2025, the earliest period presented.

6

The historical financial statements of CRML, EUR have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The condensed combined pro forma financial information reflects IFRS and is presented in US Dollars (“USD”).

To prepare the pro forma financial information, the historical financial statements of EUR were originally reported using Australian Dollars (“AUD”) and have been translated into USD to conform to the reporting metrics of CRML:

The unaudited pro forma condensed combined financial information gives effect to the transaction under two potential consideration scenarios based on the exchange ratio range set forth in the SID:

●	Minimum Consideration Scenario (Exchange Ratio: 0.025): Assumes the minimum share consideration is issued using an exchange ratio of 0.025 of ordinary shares for each European Lithium share. Under this scenario, a total of approximately 50,449,132 net ordinary shares (which include 2,250,000 shares issued for replacement performance rights) will be issued, representing an aggregate equity consideration of $781.16 million (based on an assumed price per share of $16.00 which is the lowest share price at which the 0.025 exchange ratio becomes applicable, the 0.025 exchange ratio applies if the VWAP is $16 or more).

●	Maximum Consideration Scenario (Exchange Ratio: 0.045): Assumes the maximum share consideration is issued using an exchange ratio of 0.045 of ordinary shares for each European Lithium share. Under this scenario, a total of approximately 90,592,758 net Ordinary Shares (which include 4,050,000 shares issued for replacement performance rights) will be issued, representing an aggregate equity consideration of $702.31 million (based on an assumed price per share of $8.00 which is the highest share price at which the 0.045 exchange ratio becomes applicable, the 0.045 exchange ratio applies if the VWAP is $8 or less ).

The actual number of shares to be issued at closing will be determined based on the final exchange ratio specified in accordance with the SID upon consummation of the EUR Transaction.

On April 29, 2026, CRML completed the acquisition of a 50.5% ownership interest in Tanbreez Mining Greenland A/S (“Tanbreez”), which increased the CRML’s ownership in Tanbreez from 42% to 92.5%. The results of the operations of the CRML for the year ended June 30, 2026 included consolidation of the results of the operations of Tanbreez since April 29, 2026, as well as share of the losses of Tanbreez recorded under equity method of accounting for the period form July 1, 2025 to April 29, 2026 of $1,054,949. The amounts included in the column “Tanbreez (July 1, 2025 through April 29, 2026)” included in the pro-forma results of operations represent addition of results of the operations of Tanbreez for the period from July 1, 2025 through April 29, 2026.

The historical financial information has been adjusted to give pro forma effect to the EUR Transaction. The adjustments are presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation. The pro forma information is for illustrative purposes only and is not necessarily indicative of the historical results that would have been achieved or the future results that the combined company will experience.

7

Note 3 — Accounting for the Asset Acquisitions

Basis of Consolidation and Control Assessment

In connection with the EUR Transaction, CRML’s intended acquisition of EUR will result in the Company acquiring the remaining 7.5% interest, bringing CRML’s total ownership of Tanbreez to 100%. In accordance with IFRS 10.23, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for strictly as equity transactions (i.e., transactions with owners in their capacity as owners).

Consequently, the acquisition of the remaining 7.5% interest via EUR will not result in the recognition of a gain or loss in the statement of operations. Instead, the transaction will adjust the carrying amounts of the controlling interest and reduce the NCI balance to zero, reflecting CRML’s ultimate 100% ownership of Tanbreez and of EUR.

Accounting Acquirer Determination

CRML was determined to be the accounting acquirer under IFRS 10 and IFRS 3. While the application of IFRS 3 involves a higher level of judgement, an evaluation of the relative facts and circumstances favored CRML as the acquirer, specifically: relative voting rights post-transaction (Under the minimum consideration scenario CRML is anticipated to hold approximately 67% and EUR 33% and under the maximum consideration scenario CRML is anticipated to hold approximately 53% and EUR 47%), the composition of the combined governing body, the selection of senior executive management, the relative size of the entities, and underlying terms of exchange. Accordingly, EUR is treated as the accounting acquiree.

Measurement Basis and Asset/Equity Recognition

In accordance with IFRS 2, the EUR Transaction is measured based on the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. CRML recognizes these identifiable items at their acquisition-date fair values, including property, plant, and equipment (PP&E), cash and cash equivalents, and other investments. Equity instruments issued by the Company are recognized as an increase in equity, measured by reference to the fair value of the net assets acquired. Because IFRS 3 does not apply, no goodwill is recognized; total consideration is entirely allocated to the identifiable assets and liabilities based on their relative fair values, and transaction costs are capitalized as part of the initial asset cost basis.

Reciprocal Shareholding and Treasury Share Reclassification (IAS 32)

Prior to the transaction, EUR held an historical investment in CRML. While this investment is initially recognized at fair value as part of the assets acquired via the transaction, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML shares acquired from EUR are immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

Replacement Share-Based Payment Awards

As part of the EUR Transaction, the Company will replace existing share-based payment arrangements held by key management personnel (KMPs) of EUR with new equity-settled awards over the shares of CRML.

While the EUR Transaction is an asset acquisition outside the scope of IFRS 3, the allocation and modification principles of IFRS 2 are applied to evaluate these replacement awards. The grant-date fair value of the replacement awards is allocated between historical acquisition consideration and post-acquisition employee compensation based on the proportion of the vesting period completed at the acquisition date:

●	Pre-Acquisition Service Portion: The portion of the fair value attributable to service periods completed prior to the acquisition is capitalized and included in the cost basis of the assets acquired.

●	Post-Acquisition Service Portion: The portion attributable to remaining vesting periods is recognized as employee compensation expense over the prospective post-acquisition service period.

8

In connection with the EUR Transaction, certain outstanding share-based payment awards of the EUR held by employees/grantees are being exchanged for replacement share-based payment awards of CRML. Although IFRS 2 is the applicable basis of accounting for the EUR transaction IFRS 3 paragraph B56-B62 are applied by analogy only. In accordance with IFRS 3 Business Combinations (specifically paragraphs 56–58 and B56–B62), the market-based measure of the replacement awards is allocated between consideration transferred for the acquiree (pre-combination service) and post-combination remuneration expense. Although the EUR Transaction does not fall under the scope of IFRS 3, as this is an asset acquisition, the principles under IFRS 3 were used to determine the accounting approach for the share-based payments awards replaced.

The table below sets forth, under each consideration scenario, (i) the number of replacement instruments issued, (ii) the fair value/market-based measure of the original and replacement awards, including the valuation date and valuation source/methodology, (iii) the allocation between consideration transferred and post-acquisition expense, and (iv) the amount of any incremental fair value:

Min Consideration Scenario

Tranche	Number of EUR performance rights	Fair value of original award at modification date (USD)	Number of CRML replacement awards	Fair value of replacement (USD)	Amount allocated to consideration	Amount allocated to post-acquisition expense	Incremental value of the replacement awards
A	45,000,000	3,164,740	1,125,000	18,000,000	2,059,467	15,940,533	14,835,260
B	45,000,000	6,103,881	1,125,000	18,000,000	2,077,405	15,922,595	11,896,119
C	45,000,000	5,344,471	1,125,000	3,128,175	1,818,946	1,309,229	(2,216,296)
D	45,000,000	6,447,046	1,125,000	4,332,375	1,484,253	2,848,122	(2,114,671)
E	45,000,000	6,053,042	1,125,000	4,003,650	1,393,545	2,610,105	(2,049,392)
F	45,000,000	6,523,305	1,125,000	4,794,188	1,135,441	3,658,747	(1,729,117)
Total	270,000,000	33,636,485	6,750,000	52,258,388	9,969,057	42,289,331	18,621,903

Max Consideration Scenario

Tranche	Number of EUR performance rights	Fair value of original award at modification date (USD)	Number of CRML replacement awards	Fair value of replacement (USD)	Amount allocated to consideration	Amount allocated to post-acquisition expense	Incremental value of the replacement awards
A	45,000,000	3,164,740	2,025,000	16,200,000	2,059,467	14,140,533	13,035,260
B	45,000,000	6,103,881	2,025,000	16,200,000	2,077,405	14,122,595	10,096,119
C	45,000,000	5,344,471	2,025,000	9,539,775	1,818,946	7,720,829	4,195,304
D	45,000,000	6,447,046	2,025,000	10,616,265	1,484,253	9,132,012	4,169,219
E	45,000,000	6,053,042	2,025,000	10,054,328	1,393,545	8,660,783	4,001,286
F	45,000,000	6,523,305	2,025,000	10,830,105	1,135,441	9,694,664	4,306,800
Total	270,000,000	33,636,485	12,150,000	73,440,473	9,969,057	63,471,416	39,803,988

Purchase Price Allocation (PPA) – Min Consideration Scenario

The fair value of EUR’s identifiable net assets was determined as follows:

(In shares) Minimum	EUR
EUR shares currently on issue	1,726,231,616
EUR listed options	199,550,870
EUR unlisted options	2,182,787
EUR performance rights	90,000,000
Total	2,017,965,273

Exchange ratio	0.0250
EUR shareholders to be issued shares in CRML	50,449,132

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(In USD thousands)	Est Fair Value
Consideration:
Shares issues 50,449,132 (1)(2)	$781,155
Total Consideration Paid	$781,155

Cash & Cash Equivalents	$204,162
Trade and other receivables	1,284
Prepaid expenses	44
Indemnification Assets	1,181
Short term loan receivables	6,622
Convertible note	4,584
Restricted cash and other deposits	39
Property Plant & Equipment	1
Listed and unlisted investments	21,782
Investment in associates	31,329
Investment in Tanbreez	24,069
Investment in CRML	728,581
Long term loan receivable	804
Total Assets Acquired	1,024,482
Liabilities Assumed	(3,400)
Net Assets Acquired	$1,021,082

Difference allocated to share capital	$239,927

(1)	Includes 48,199,132 shares valued at $16.00 based on the assumed price per share of $16.00 which is the lowest share price at which the 0.025 exchange ratio becomes applicable for estimated fair value of $771,186,109.

(2)	Includes the portion of replacement rights that is part of the consideration. The portion of the replacement rights that is part of the consideration is determined based on the fair value of the original grant at acquisition date and the services provided up till acquisition date which is valued at $9,969,057.

Under the minimum consideration scenario, the fair value of net assets exceeds the fair value of consideration by $239,926,974. IFRS 2 does not address the accounting for this scenario. However, under IFRS 9 Financial Instruments, financial assets must be recognized at their fair values on initial recognition. Normally, any day 1 losses for financial assets with quoted prices are recognized in profit or loss immediately. However, a significant portion of the assets acquired being 71% of the assets being acquired is CRML’s own shares, the excess of fair value of net assets acquired have been recognized in equity.

10

Purchase Price Allocation (PPA) – Max Consideration Scenario

The fair value of EUR’s identifiable net assets was determined as follows:

(In shares) Maximum	EUR
EUR shares currently on issue	1,726,231,616
EUR listed options	194,797,880
EUR unlisted options	2,142,904
EUR performance rights	90,000,000
Total	2,013,172,400

Exchange ratio	0.0450
EUR shareholders to be issued shares in CRML	90,592,758

(In USD thousands)	Est Fair Value
Consideration:
Shares issues 90,592,758 (1)(2)	$702,311
Total Consideration Paid	$702,311

Cash & Cash Equivalents	$204,162
Trade and other receivables	1,284
Prepaid expenses	44
Indemnification Assets	1,181
Short term loan receivables	6,622
Convertible note	4,584
Restricted cash and other deposits	39
Property Plant & Equipment	1
Listed and unlisted investments	21,782
Investment in associates	31,329
Investment in Tanbreez	24,069
Investment in CRML	364,291
Long term loan receivable	804
Total Assets Acquired	660,192
Liabilities Assumed	(3,400)
Net Assets Acquired	$656,792

Difference recognized as day 1 loss	$(45,519)

(1)	Includes 86,542,758 shares valued at $8.00 based on the assumed price per share of $8.00 which is the highest share price at which the 0.045 exchange ratio becomes applicable for estimated fair value of $692,342,064.
(2)	Includes the portion of replacement rights that is part of the consideration. The portion of the replacement rights that is part of the consideration is determined based on the fair value of the original grant at acquisition date and the services provided up till acquisition date which is valued at $9,969,057.

Under the maximum consideration scenario, the fair value of consideration exceeds the fair value of net assets by $45,519,685.

The difference between the total consideration paid less the net assets acquired is recognized in profit or loss in accordance with IFRS 2.13A.

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Note 4 — EUR Conversion and Presentation Alignment from AUD to USD

The historical financial information of EUR has been prepared in Australian Dollars (AUD) and is being converted to US Dollars (USD) for the purposes of the unaudited pro forma condensed consolidated financial information to conform with the historical financial information of CRML.

As of June 30, 2026 (in thousands)	IFRS before conversion (in AUD)	AUD to USD Exchange Rate as of June 30, 2026	IFRS after conversion to (in USD)
ASSETS
Current assets:
Cash	$296,295	0.68905	$204,162
Trade and other receivable	1,864	0.68905	1,284
Prepaid expenses	64	0.68905	44
Indemnification assets	1,714	0.68905	1,181
Short Term Loans Receivable	9,610	0.68905	6,622
Derivative asset	6,652	0.68905	4,584
Total current assets	316,199	0.68905	217,877
Listed and unlisted investments	31,612	0.68905	21,782
Investment in associate	45,466	0.68905	31,328
Investment in Tanbreez	10,416	0.68905	7,177
Investment in CRML	676,938	0.68905	466,444
Property, plant and equipment	1	0.68905	1
Restricted cash and other deposits	57	0.68905	39
Long-term loans receivable	1,166	0.68905	804
Total assets	$1,081,855		$745,452
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$3,101	0.68905	$2,137
Lease liability	2	0.68905	1
Total current liabilities	3,103	0.68905	2,138
Long term lease liability	1	0.68905	1
Deferred tax liability	1,830	0.68905	1,261
Total liabilities	4,934	0.68905	3,400
Net assets	$1,076,921		$742,052
EQUITY
Share capital	104,839		66,474
Reserves	(22,284)		(7,040)
Noncontrolling interest	(1)		(1)
Retained earnings	994,367		682,619
Total equity	$1,076,921		$742,052

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For the Year Ended June 30, 2026 (in thousands)	IFRS before conversion (in AUD)	AUD to USD Average Exchange Rate for the year ended June 30, 2026	IFRS after conversion to (USD)
Other income	$7,917	0.6777	$5,365
Operating expenses
Fair value gain	6,652	0.6777	4,509
Net loss on disposals and deemed disposal of shares	(20,357)	0.6777	(13,796)
Gain on deconsolidation	1,275,503	0.6777	864,396
Gain on deconsolidation - recycling of FX	2,581	0.6777	1,749
Employee benefits expense	(580)	0.6777	(393)
Depreciation and amortization expense	(2)	0.6777	(1)
Depreciation and amortization expense – leased assets	(26)	0.6777	(18)
Finance expenses	(4,471)	0.6777	(3,030)
Exploration expenditure expensed	(184)	0.6777	(125)
Exploration expenditure impairment	(829)	0.6777	(562)
Consulting fees	(7,759)	0.6777	(5,258)
Travel expenses	(278)	0.6777	(189)
Regulatory and compliance costs	(851)	0.6777	(577)
Gain on fair value of financial assets through profit or loss	12,086	0.6777	8,191
Share based payment expense	(10,610)	0.6777	(7,190)
Share of net losses of associate accounted for using the equity method	(129,319)	0.6777	(87,639)
Merger expenses	(1,225)	0.6777	(830)
Gain/(loss) on extinguishment of liability	(103)	0.6777	(70)
Foreign exchange gain/(loss)	(15,889)	0.6777	(10,768)
Administration expenses	(1,395)	0.6777	(945)
Promotion / IR / PR	(258)	0.6777	(175)
Insurance	(181)	0.6777	(123)
Impairment of convertible notes	698	0.6777	473
Impairment of investment in associates	(163,086)	0.6777	(110,522)
Occupancy	(2)	0.6777	(1)
Share of CRML expenses for the period to deconsolidation	(15,703)	0.6777	(10,642)
Other expense	93	0.6777	63
Profit/(loss) before income tax	932,422		631,892
Income tax expense	(1,831)	0.6777	(1,241)
Profit/(loss) after tax from continuing operations	$930,591		$630,651
Other comprehensive loss	(53,344)	0.6777	(36,151)
Total comprehensive income	$877,247		$594,500

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Note 5 — Adjustments to Unaudited Pro Forma

Condensed Combined Balance Sheet as of June 30, 2026

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

EUR Transaction Accounting Adjustments

A.	Reflects the financial effects of the closing of the EUR Transaction and the transition to full consolidation of the underlying net assets. Management evaluated the acquisition under IFRS 3 Business Combinations and concluded that the acquired entity did not constitute a business, as it lacked substantive processes and outputs. Accordingly, the transaction has been accounted for as an asset acquisition settled through the issuance of equity instruments within the scope of IFRS 2 Share-based Payment. In accordance with IFRS 2, the transaction was measured based on the fair value of the identifiable net assets received, assuming the transaction closed on June 30, 2026. The accounting mechanics and consolidation adjustments are applied as follows:

Minimum Consideration

●	Equity Consideration: Initial share consideration consists of 50,449,132 ordinary shares (which include 2,250,000 shares issued for replacement performance rights) with an implied contract value of $781.16 million. IFRS 2 does not address the accounting for this scenario where the net assets acquired is greater than the fair value of the consideration paid. However, under IFRS 9 Financial Instruments, financial assets must be recognized at their fair values on initial recognition. Normally, any day 1 losses for financial assets with quoted prices are recognized in profit or loss immediately. However, a significant portion of the assets acquired being 71% of the assets being acquired is CRML’s own shares, the excess of fair value of net assets acquired have been recognized in equity. Consequently, the share capital credit was adjusted by $239.93 million to match the $1,021.08 million net asset valuation.

●	Elimination of Historical Equity and Non-Controlling Interest: To reflect the capital structure of the combined legal entity and avoid double-counting, the historical equity accounts of the acquired entity were eliminated upon consolidation, including Share Capital of $66.47 million, Reserves of $7.04 million, and retained earnings of $682.62 million. Additionally, the historical non-controlling interest of $1 held by European Lithium Limited (“EUR”) was eliminated to reflect that the entity is now a 100%-owned, fully consolidated subsidiary of the Company.

Maximum Consideration

●	Equity Consideration: Initial share consideration consists of 90,592,758 ordinary shares (which include 4,050,000 shares issued for replacement performance rights)with an implied contract value of $702.31 million. Because the fair value of the identifiable net assets acquired was determined to be $656.80 million, the transaction value was measured by reference to the fair value of the assets received in accordance with IFRS 2.13A. Consequently, the amount of $45.52 million was expensed as day 1 loss on acquisition.

●	Elimination of Historical Equity and Non-Controlling Interest: To reflect the capital structure of the combined legal entity and avoid double-counting, the historical equity accounts of the acquired entity were eliminated upon consolidation, including Share Capital of $66.47 million, Reserves of $7.04 million, and retained earnings of $682.62 million. Additionally, the historical non-controlling interest of $1 held by European Lithium Limited (“EUR”) was eliminated to reflect that the entity is now a 100%-owned, fully consolidated subsidiary of the Company.

B.	Reflects the elimination of the EUR held historical investment in CRML. While this investment is initially recognized at fair value as part of the assets acquired via the transaction, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML shares acquired from EUR are immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

C.	Reflects the elimination of both the NCI held by CRML in Tanbreez and the EUR investment in the Tanbreez. According to IFRS 10.B96, any difference between the consideration paid (the book value of the investment in the acquired entity) and the carrying amount of the NCI adjusted must be recognized directly in equity (attributable to the parent).

D.	Reflects the elimination of intercompany loan balances between EUR, Tanbreez, and CRML, comprising a $5.67 million short-term receivable/payable and a $0.80 million long-term receivable/payable. The adjustment also includes the recognition of $4,210 in foreign exchange translation reserves resulting from currency translation differences between EUR (denominated/presented in AUD) and CRML (presented in USD).

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Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for Year Ended June 30, 2026

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

EUR Transaction Accounting Adjustments

(AA)	To remove the impact of CRML non-controlling interest carried on EUR and Tanbreez non-controlling interest carried on CRML.

(BB)	To eliminate $643.55 million of historical net gains, representing gains on deconsolidating of $866.15 million (gain on deconsolidation – recycling of FX translation reserves of $1.75 million and gain on deconsolidation of CRML of $864.40 million), less losses and expenses of $222.60 million (historical equity-method share of loss of $87.6 million, investment impairments of $110.5 million, net loss on disposal of shares of $13.80 million, CRML expenses pre deconsolidation of $10.64 million). Following the EUR Transaction, CRML is fully consolidated into the financial results of the Combined Company. Accordingly, EUR’s historically recognized gains/losses, are eliminated to prevent double-counting of CRML’s historical operating losses, which are already directly included within CRML’s historical financial statements.

(CC)	To recognize share-based compensation related to the EUR performance rights replaced with CRML performance rights that vested immediately upon acquisition date, and the first 12 months of post-acquisition expense for Tranches C – F replacement warrants. To avoid double counting, the share-based payment expense of $7,190,330 recognized in EUR for these share-based payment awards have been reversed.

Minimum consideration scenario

Tranche	Issued	Date of issue	Condition	Original Vesting Period (Days)	Modified terms	FV of Replacement Awards US$	Amount allocated to purchase consideration	Amount to be expensed in the first 12 months
A	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.50 before 31 December 2026	398	Cancelled and replaced with 1,125,000 CRML ordinary shares vesting immediately upon acquisition date	18,000,000	2,059,467	15,940,533
B	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.60 before 31 December 2027	761	Cancelled and replaced with 1,125,000 CRML ordinary shares vesting immediately upon acquisition date	18,000,000	2,077,405	15,922,595
C	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.70 before 31 December 2027	761	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ US$13.386before 31 December 2027	3,128,175	1,818,946	833,146
D	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.80 before 31 December 2028	1,125	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ U$15.298 before 31 December 2028	4,332,375	1,484,253	1,051,715
E	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.90 before 31 December 2028	1,125	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ U$17.210 before 31 December 2028	4,003,650	1,393,545	963,823
F	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $1.00 before 31 December 2029	1,488	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ US $19.123 before 31 December 2029	4,794,188	1,135,441	952,398
Total	270,000,000					52,258,388	9,969,057	35,664,210

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Maximum consideration scenario

Tranche	Issued	Date of issue	Condition	Original Vesting Period (Days)	Modified terms	FV of Replacement Awards US$	Amount allocated to purchase consideration		Remaining amount to be expensed in the first 12 months
A	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.50 before 31 December 2026	398	Cancelled and replaced with 2,025,000 CRML ordinary shares vesting immediately upon acquisition date	16,200,000	2,059,467		14,140,533
B	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.60 before 31 December 2027	761	Cancelled and replaced with 2,025,000 CRML ordinary shares vesting immediately upon acquisition date	16,200,000	2,077,405	`	14,122,595
C	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.70 before 31 December 2027	761	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ US$13.386before 31 December 2027	9,539,775	1,818,946		4,913,255
D	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.80 before 31 December 2028	1,125	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ U$15.298 before 31 December 2028	10,616,265	1,484,253		3,372,142
E	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $0.90 before 31 December 2028	1,125	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ U$17.210 before 31 December 2028	10,054,328	1,393,545		3,198,133
F	45,000,000	26/11/2025	EUR VWAP for 20 consecutive days ≥ $1.00 before 31 December 2029	1,488	1,575,000 CRML performance rights; VWAP for 20 consecutive days ≥ US $19.123 before 31 December 2029	10,830,105	1,135,441		2,523,591
Total						73,440,473	9,969,057		42,270,249

(DD)	To recognize day 1 loss on acquisition under the maximum consideration scenario as the fair value of the shares are estimated to be greater than the fair value of the net assets acquired of $45.52 million.

(EE)	To eliminate the share of the losses of Tanbreez recorded by the European Lithium under equity method of accounting for the year ended June 30, 2026 as column “Tanbreez” in the pro formas includes the additional operation for the period from July 1, 2026 through April 29, 2026.

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Note 6 — Net Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the EUR Transaction, net of the CRML shares held by EUR which are treasury shares, assuming the net shares were outstanding since July 1, 2025. The impact of the EUR Transaction is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issued in connection with the EUR Transaction have been outstanding for the entire period presented.

The following table sets out the share ownership of CRML following the issuance of shares as the estimated issuance of shares under the minimum consideration and maximum consideration of 50,449,132 share and 90,592,758 share, respectively, for the EUR Transaction on a pro forma basis: (for the year ended June 30, 2026)

Net loss per share	Year Ended June 30, 2026 (Minimum)	Year Ended June 30, 2026 (Maximum)

Net loss attributed to CRML	$(271,158,764)	$(323,284,488)
Weighted average shares outstanding – Pro forma basic and diluted	127,218,426	167,362,052

Net loss per share – Basic	$(2.13)	$(1.93)
Net loss per share - Diluted	$(2.13)	$(1.93)

Weighted Average Shares Outstanding	Year Ended June 30, 2026 (Minimum)	Year Ended June 30, 2026 (Maximum)

Historical weighted average shares for the year ended June 30, 2026	122,305,632	122,305,632
CRML shares held by EUR as treasury shares	(45,536,338)	(45,536,338)
EUR shares issued	50,449,132	90,592,758
Pro-forma weighted average shares outstanding	127,218,426	167,362,052

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